AH 3/9/2004**

JK 3/10/04

SECURITIES 04004703 ON

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8-33543

SEC MAIL PROCESSING SECTION FEB 2 6 2004 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Securities, LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Main Street
(No. and Street)

Hartford	CT	06106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Nassau (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 12 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

Lighthouse Securities, LTD.
<u>(SEC File No. 8-33543)</u>

This report contains: (check all applicable boxes)

[x]	(a)	Facing page.
[x]	(b)	Statements of Financial Condition.
[x]	(c)	Statements of Operations.
[x]	(d)	Statements of Cash Flows.
[x]	(e)	Statements of Changes in Shareholder's Equity.
[ ]	(f)	Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
[x]	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 2 - Net Capital).
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report (not applicable).
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
[x]	(o)	Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. (the Company) for the years ended December 31, 2003 and 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/24/04

Signature Date

Stanley T. Sadlak
President

[signature]
Notary Public

My Commission Exp. Jan. 31, 2005

Lighthouse Securities, LTD.
Financial Statements and Supplemental
Schedules and Independent Auditors' Report
As of and for the Years Ended
December 31, 2003 and 2002

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Lighthouse Securities, LTD.

We have audited the accompanying statements of financial condition of Lighthouse Securities, LTD. (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Securities, LTD. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 13, 2004

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Lighthouse Securities, LTD.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 10,516	$ 10,454
Total assets	$ 10,516	$ 10,454
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$ 3,790	$ 3,685
Accrued state income tax	250	250
Total liabilities	4,040	3,935
Shareholder's equity:		
Common stock, $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding in 2003 and 2002	$ 1,000	$ 1,000
Paid-in capital	82,920	77,820
Accumulated deficit	(77,444)	(72,301)
Total shareholder's equity	6,476	6,519
Total liabilities and shareholder's equity	$ 10,516	$ 10,454

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions and service fees	$ 1,630	$ 4,807
General and administrative expenses:		
Professional fees	3,790	3,685
Registration fees	1,802	1,733
Insurance	519	519
Office supplies and expenses	271	280
Commissions	189	1,962
Management fees	-	1,100
Total general and administrative expenses	6,571	9,279
Loss from operations	(4,941)	(4,472)
Other income:		
Interest income	48	77
Total other income	48	77
Loss before income taxes	(4,893)	(4,395)
Provision for income taxes	(250)	(250)
Net loss	$ (5,143)	$ (4,645)

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Paid-in	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2002	1,000	$ 1,000	$ 75,020	$ (67,656)	$ 8,364
Capital contribution	-	-	2,800	-	2,800
Net loss	-	-	-	(4,645)	(4,645)
Balance at December 31, 2002	1,000	1,000	77,820	(72,301)	6,519
Capital contribution	-	-	5,100	-	5,100
Net loss	-	-	-	(5,143)	(5,143)
Balance at December 31, 2003	1,000	$ 1,000	$ 82,920	$ (77,444)	$ 6,476

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (5,143)	$ (4,645)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	-	350
Unsecured commissions payable	-	(88)
Accrued expenses	105	3,685
Net cash used in operating activities	(5,038)	(698)
Cash flows from financing activities:		
Cash contribution from shareholder	5,100	2,800
Net cash provided by financing activities	5,100	2,800
Net increase in cash	62	2,102
Cash and cash equivalents at beginning of year	10,454	8,352
Cash and cash equivalents at end of year	$ 10,516	$ 10,454
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Description of Business - Lighthouse Securities LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company is wholly owned by Stanley T. Sadlak, President of the STS Group, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective May 7, 1985. The Company is primarily engaged in sales of investment instruments as authorized by the NASD.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD. The Company is currently authorized to sell direct participant programs, unit trusts, variable annuities, and mutual funds.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) "*Accounting for Income Taxes.*" SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 2 - Concentrations

The Company's sales are derived from commissions received on the sales of various investment contracts. Commission revenue from two companies amounted to 49% and 47% of total revenues for the year ended December 31, 2003. Commission revenue from one company amounted to 90% of total revenues for the year ended December 31, 2002.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2003 and 2002, the Company had net capital of $6,476 and $6,519 with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .62 to 1 and .60 to 1 for December 31, 2003 and 2002, respectively.

Note 4 - Related Party Transactions

Stanley T. Sadlak is both president and owner of the Company and the Parent. The Parent and its subsidiaries provide bookkeeping and management services to the Company. The Parent also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. The following amounts have been paid to related parties as of December 31:

	2003	2002
STS Group, Inc. and subsidiaries:		
Management fees and bookkeeping services	$ -	$ 1,100
Stanley T. Sadlak:		
Commission expense	$ -	$ 1,300

The Parent has not charged the Company a management fee for the year ended December 31, 2003. This management fee is charged for the use of the Parent's employees and facilities by the Company. The cost of these employees, services and facilities has been absorbed by the Parent for 2003.

Note 5 - Income Taxes

At December 31, 2003, the Company has the following loss carryforwards to reduce federal and Connecticut state income in future years:

	Loss Carryforward	Deferred Tax Asset	Valuation Allowance
Federal			
Expires 2006	$ 1,660	$ 249	$ (249)
Expires 2008	7,414	1,112	(1,112)
Expires 2009	6,537	981	(981)
Expires 2010	3,235	485	(485)
Expires 2018	4,500	675	(675)
Expires 2019	10,509	1,576	(1,576)
Expires 2020	7,834	1,175	(1,175)
Expires 2021	20,369	3,055	(3,055)
Expires 2022	4,645	697	(697)
Expires 2023	5,143	771	(771)
Total Federal	$ 71,846	$ 10,776	$ (10,776)
Connecticut			
Expires 2004	$ 10,259	$ 1,128	$ (1,128)
Expires 2005	7,584	569	(569)
Expires 2006	20,067	1,505	(1,505)
Expires 2007	4,395	330	(330)
Expires 2008	4,893	367	(367)
Total Connecticut	$ 47,198	$ 3,899	$ (3,899)

The valuation allowance increased $670 and $1,027 in 2003 and 2002, respectively.

Note 6 - Commitments and Contingencies

The Company has had a lawsuit brought against it by an outside party. Management is contesting this lawsuit and the Company's legal counsel has estimated that the probability of a favorable outcome is approximately 75%. However, if this matter was to settle with an unfavorable outcome, the Company's legal counsel has estimated that the potential loss would be approximately $300,000 to $325,000 as of December 31, 2003.

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital:

Shareholder's equity	$ 6,476
Total net capital	6,476
Less net capital requirement [greater of $269 (6.67% of aggregate indebtedness or $5,000]	5,000
Net capital in excess of requirements	$ 1,476

Aggregate Indebtedness:

Total liabilities	$ 4,040
Aggregate indebtedness	$ 4,040
Ratio of aggregate indebtedness to net capital	.62 to 1

Note: There is no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2003.

See independent auditors' report.

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lighthouse Securities, LTD.

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 13, 2004